OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 21, 2016

Via Electronic Transmission

Ms. Sally Samuel, Esq.

Mr. Mark A. Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Ms. Samuel and Mr. Cowan:

Below please find a response to comments received, via phone conference with Mark Cowan, on December 14, 2016 to the Registration Statement on Form N-14 (the “Registration Statement”) for Oppenheimer Main Street Fund/VA, a series of Oppenheimer Variable Account Funds (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2016 and amended on December 9, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

COMBINED PROSPECTUS/PROXY STATEMENT

Synopsis

1.	Please revise the disclosure in the first paragraph appearing under the heading “Synopsis” as the Synopsis cannot be qualified in its entirety by the Reorganization Agreement because the Combined Proxy Statement/Prospectus must contain all material terms and be accurate.

The disclosure has been revised as follows:

This is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Combined Prospectus/Proxy Statement. Shareholders should carefully review this Combined Prospectus/Proxy Statement, including the Reorganization Agreement, which is attached as Exhibit A, in their entirety and the Acquiring Fund Summary Prospectus, which accompanies this Combined Prospectus/Proxy Statement and is incorporated herein by reference.

2.	In the sixth paragraph under the heading “The Proposed Reorganization,” please discuss separately the concepts of a meeting adjournment in the absence of sufficient votes and the absence of sufficient votes to constitute a quorum. Please also discuss the participating insurance companies’ role in the voting process.

The disclosure has been revised as follows:

In the absence of sufficient votes to constitute a quorum, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Reorganization are not received, the Meeting shall be adjourned until a quorum shall attend. A Participating Insurance Company is required to request voting instructions from variable contract owners and must vote all Target Fund shares held in the separate accounts of the Participating Insurance Company, and all Target Fund shares owned by a Participating Insurance Company in its general account or otherwise, in proportion to the voting instructions received. This method of voting is sometimes referred to as proportional voting. Additional information on voting and quorum requirements is provided in the section “Voting Information - Quorum and Required Vote.”

3.	In the statement under the caption “Investment Objectives and Principal Investment Strategies” that discloses that the portfolio management teams are generally managing the Funds in a similar manner; please disclose, if accurate, that the Acquiring Fund’s portfolio management team will continue to manage the Combined Fund in a similar manner after the Reorganization.

The disclosure has been revised as follows:

Consistent with the flexibility permitted by each Fund’s investment strategies, the portfolio management teams are generally managing the Funds in a similar manner and the Acquiring Fund’s portfolio management team is also expected to manage the Combined Fund in a similar manner after the Reorganization.

4.	Please provide a summary on how the current fees and expenses compare to the projected fees and expenses following the merger; for example, do fees and expenses increase or decrease as a result of the transaction.

The following statement has been added to the first paragraph appearing under the caption “Fees and Expenses” immediately prior to the fee tables:

As shown below, “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” will decrease for Target Fund shareholders and remain the same for Acquiring Fund shareholders immediately following the Reorganization.

5.	Please disclose that the expense example for the Target Fund reflects application of the waiver/fee reimbursement for Year One.

The following statement was added to the narrative paragraph introducing the Expense Example:

This example reflects the application of the Target Fund’s Fee Waiver and/or Expense Reimbursement shown in the tables above for Year 1.

Comparison of the Funds

6.	Please highlight differences in the applicable risk factors relating to the Funds.

As disclosed in the statement, the Target and Acquiring Funds generally have the same risk factors. There are several additional risk factors that relate specifically to the Target Fund and are identified as such in the statement. We have included the following chart in the statement to more readily highlight these differences.

Target Fund	Acquiring Fund
Principal Risks
Risks of Investing in Stocks Industry and Sector Focus Risks of Small- and Mid-Cap Companies Risks of Other Equity Securities Risks of Value Investing Dividend Risk Risks of Foreign Investing	Risks of Investing in Stocks Industry and Sector Focus. Risks of Small- and Mid-Cap Companies

7.	In the paragraph following the bar chart, please remove references to “after-tax returns” as those are irrelevant for variable account fund shareholders.

All references to “after-tax returns” have been deleted.

Investment Advisory Agreement

8.	Please clarify that the pro forma effective advisory fee decreases for “Target Fund shareholders” in the section captioned “Investment Advisory Agreements”.

The disclosure has been revised as follows:

The pro forma effective management fee after the Reorganization is estimated to be about 0.66%, a decrease for Target Fund shareholders.

9.	In the first paragraph under the caption “Purchase, Redemption and Valuation of Shares” please clarify that it is the prospectus of the applicable insurance product and not the insurance company that discloses additional fees and expenses.

The disclosure has been revised as follows:

If there are any charges imposed under the variable annuity, variable life or other contract through which Fund shares are purchased, they are described in the accompanying prospectus for such insurance product. That prospectus may also include information regarding the time you must submit your purchase and redemption orders.

Information about the Reorganization

10.	Please disclose the consequences if shareholders vote against the Reorganization.

The disclosure has been augmented to include additional possibilities in the event the Reoganization is not approved as follows:

For the reasons discussed above, the Board, on behalf of the Target Fund, recommends that you vote FOR the Reorganization Agreement. If shareholders of the Target Fund do not approve the Reorganization Agreement, the Reorganization will not take place and the Board will consider other possible courses of action, including, among others, consolidation of the Target Fund with one or more affiliated or unaffiliated funds, or the liquidation of the Target Fund.

11.	Please disclose the role of participating insurance companies in the voting process in the section captioned “Voting Information”.

The disclosure has been revised as follows:

A Participating Insurance Company is required to request voting instructions from variable contract owners and must vote all Target Fund shares held in the separate accounts of the Participating Insurance Company, and all Target Fund shares owned by a Participating Insurance Company in its general account or otherwise, in proportion to the voting instructions received. This method of voting is sometimes referred to as proportional voting. No minimum response is required from the variable contract owners before proportional voting is applied. Because of proportional voting, a small number of contract owners could determine the outcome of the vote with respect to the Reorganization. As it is expected that the Participating Insurance Companies will vote shares for which no voting instruction are received in the same proportion as the shares for which voting instructions are received, it is expected that the presence at the Meeting, in person or by proxy, of Participating Insurance Companies entitled to cast such votes will constitute a quorum regardless of the number of variable contract owners who provide voting instructions.

12.	Please disclose that an insurance company is required to vote shares owned directly by it and its affiliates.

The disclosure has been revised accordingly. The specific revisions are contained in the response to Comment #11 above.

13.	Please clarify how reorganization costs were used to reduce the capitalization information.

All the expenses incurred in connection with the Reorganization will be borne by the Manager. As such, the sentence indicating that reorganization costs reduced the capitalization information has been deleted.

Part C

14.	Please ensure that the Power of Attorney specifically relates to the next filing.

The Fund has ensured that the Power of Attorney specifically relates to its upcoming filing.

Accounting Staff Comments

15.	Please confirm fees are still current. Form N-14 Item 3.

The Registrant confirms that all fees are still current.

16.	Please include a footnote to the fee table to disclose details of the expense waiver agreement in place for the Target Fund.

The following footnote to the fee table has been added:

* After discussions with the Target Fund’s Board, the Manager has contractually agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, other unusual and infrequent expenses and certain other Fund expenses) to annual rates of 0.80% for Non-Service Shares and 1.05% for Service Shares as calculated on the daily net assets of the Target Fund. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of the Target Fund’s prospectus, unless approved by the Board.

17.	Expenses of the Reorganization - Please include the estimated dollar amount of reorganization expenses.

The disclosure has been revised to include the current estimate for all reorganization costs as follows:

The Manager has agreed to pay for all expenses incurred in connection with the Reorganization, including legal, accounting fees, the cost of legal and tax opinions (that the Reorganization will not be taxable to shareholders) and shareholder communication costs, which are expected to be approximately $70,000.

18.	Material U.S. Federal Income Tax Consequences of the Reorganization - Please include a discussion of the potential limitation of capital loss carryforwards for the target fund due to the merger, if material.

The Fund has not included a discussion of the potential limitation of capital loss carryforwards in the statement as the potential limitations on the use of capital loss carryforwards by the Target Fund due to the merger are not material. The ability of a regulated investment company to use capital loss carryforwards is generally relevant to its shareholders because the use of such carryforwards reduces taxable distributions to those shareholders. Limitations on the use of such carryforwards are therefore relevant to those shareholders. However, in the case of variable annuity funds such as the Target Fund, contract holders are not taxable with respect to distributions made by such funds; the use of capital loss carryforwards by a variable annuity fund (and any limitation on such use) therefore does not affect contract holders as a tax matter.

19.	Capitalization of the Funds - Please date the table to within 30 days of filing date since pro forma financial statements not included.

The table titled “Capitalization of the Funds” will include information as of November 30, 2016.

20.	Statement of Additional Information - Please include a statement as to why pro forma financial statements are not required.

The following statement has been added to the Statement of Additional Information:

Pro forma financials for the Acquiring Fund reflecting the effect of the proposed reorganization are not included because the net asset value Target Fund does not exceed ten (10) percent of the Acquiring Fund’s net asset value

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Adrienne Ruffle

OppenheimerFunds Distributor, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely,

/s/Adrienne Ruffle

Adrienne Ruffle

cc: Cynthia Lo Bessette, Esq.

Taylor Edwards, Esq.

Ropes & Gray LLP

Request for Acceleration of Effective Date of Registration Statement of

Oppenheimer Main Street Fund Fund/VA

Pursuant to Rule 461 under the Securities Act of 1933, as amended

December 21, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	Registration Statement on Form N-14 for Oppenheimer Main Street Fund/VA, a series of Oppenheimer Variable Account Funds (SEC File No. N-14/A; File No. 333-214735)

To the Securities and Exchange Commission:

Oppenheimer Main Street Fund/VA (the “Registrant”), a series of Oppenheimer Variable Account Funds and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-14/A to December 21, 2016, or as soon as practicable thereafter.  The Registrant confirms that it will address all comments received from the staff as outlined in the response letter to Ms. Sally Samuel, Esq. and Mr. Mark Cowan, Esq. dated December 21, 2016 in a 497 filing as promptly as possible following the Registration Statement’s effectiveness.

The undersigned hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Oppenheimer Variable Account Funds

By: /s/ Taylor V. Edwards

Taylor V. Edwards, Assistant Secretary

 OppenheimerFunds Distributor, Inc.

By: /s/ Janette Aprilante

Janette Aprilante, Secretary